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                                 HOLLINGER INC.

                        RESTRUCTURES EXECUTIVE MANAGEMENT


TORONTO, ONTARIO, CANADA, MAY 16, 2005 -- HOLLINGER INC. (TSX: HLG.C; HLG.PR.B) announced today that it has made the following executive management appointments:

     Paul A. Carroll    President and Chief Executive Officer
     Robert Metcalfe    Executive Vice President and Chief Operating Officer

The appointments are effective immediately. Messrs Carroll and Metcalfe currently are "independent directors" of Hollinger Inc. Gordon W. Walker continues in his current role as non-executive Chairman of the Board of Hollinger Inc.

Hollinger's principal asset is its interest in Hollinger International Inc. which is a newspaper publisher, the assets of which include the Chicago Sun-Times, a large number of community newspapers in the Chicago area and a portfolio of news media investments. Hollinger also owns a portfolio of revenue-producing and other commercial real estate in Canada, including its head office building located at 10 Toronto Street, Toronto, Ontario.


Media contact:
Larry Parnell
Hill & Knowlton
416-413-4623
larry.parnell@hillandknowlton.ca



                              www.hollingerinc.com